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                                                              EXHIBIT 99(a)(10)




              STONE RIVET, INC. EXTENDS TENDER OFFER FOR ENVIROTEST
                            STOCK TO OCTOBER 13, 1998


           East Granby, Connecticut - September 29, 1998 - Stone Rivet has been advised by its financial advisors Credit Suisse First Boston ("CSFB") that because of the current state of the high yield debt market CSFB will not provide the financing at this time necessary to complete the tender offer for the outstanding shares of Class A common stock (the "Shares") of Envirotest Systems Corp. (AMEX: ENR) that is scheduled to expire on September 30, 1998. CSFB is in the process of arranging alternative financing primarily using the bank and private placement markets to finance the transaction. CSFB's commitment letter remains in effect until October 15, 1998.

           In light of this development, Stone Rivet, with the consent of Envirotest, has extended its tender offer for all of the outstanding Shares of Envirotest. The tender offer, scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, September 30, 1998, is now scheduled to expire at 12:00 midnight, Eastern Standard Time, on Tuesday, October 13, 1998, unless further extended. The depositary for the Shares, IBJ Schroder Bank Trust Company, has advised Stone Rivet that, as of 5:00 p.m., Eastern Standard Time, on Monday, September 28, 1998, approximately 4,438,625 Shares representing 36.6% of the total outstanding Shares (assuming conversion of all of the Class B and C shares into Shares) had been validly tendered and not withdrawn pursuant to the tender offer.

           Stone Rivet confirmed its intention to acquire Envirotest in accordance with the terms of the tender offer.